TRIPMIX

AI-powered all-in-one travel shop for creators


TRIPMIX™
AI-powered all-in-one travel shop for creators
ordinarynomadic_
Travel Shop
Collections
About
5-day adventure in Bali
Best hidden gems in Bhutan
$1,239
25K
Create trip with AI
Create guide with AI

gettripmix.app San Francisco, CA

Highlights

1. We are a new AI-powered social travel marketplace app
2. Repeat founders with successful exits. Built revenue companies together with no outside capital
3. International team of travel creators, design engineers and app builders led by former founders
4. Creators and social commerce ($1.2T market) are reshaping consumer purchasing - travel is next
5. First monetization < 45 days of Travel Shop Launch. 100% organic growth x $0 CAC (no paid marketing)

Featured Investors

Jaron Guggenheim Follow Invested $5,000

Syndicate Lead

"As a hotelier, I've watched a clear shift in how guests discover and choose their stays: content creators now hold more influence than traditional travel marketing. Their authentic storytelling and real-time experiences shape perception, demand, and ultimately bookings in a way no brochure or ad campaign can. This is exactly why I'm supporting Tripmix. It empowers hospitality businesses to collaborate with creators in a structured, scalable, and fair way—bringing transparency, measurable value, and a modern approach to visibility. Joining Tripmix isn't just participating in a new platform; it's embracing the future of how travelers make decisions and how our industry stays relevant."



Tashi Schmidt in | Follow | Invested $1,000
Notable Investor

Tashi Schmidt is Partner & CFO at Tola Capital. Her family helped shape Bhutan's tourism into a global model for sustainable travel—a legacy that inspires her to back founders building mindful, community-centered ventures with cultural impact.

"I love how the amazing team at Tripmix is blending AI with the human side of travel—creators, operators, and local voices! It's a smart, fresh take on the social travel marketplace that centers authenticity and makes discovery and exploration feel personal again. Their platform really resonates with my passion for culturally grounded, intentional travel and supporting communities through experience-led exploration - values that reflect my family's legacy in shaping Bhutan's approach to sustainable, purposeful tourism."



adam sachs in | Follow | Invested $1,000
Notable Investor

Adam Sachs is SVP Podcast Content at SiriusXM. Previously he served as President and Executive Producer at Team Coco – a comedy media company founded by Conan O'Brien that creates podcasts, digital video content, live events, standup specials, and more – which was acquired by SiriusXM in 2022. Prior to Team Coco, Adam was CEO of Midroll Media - an early leader in podcasting that was #150 in Inc's 5,000 Fastest Growing Companies and was named one of Fast Company's Most Innovative Companies. Midroll Media was acquired by EW Scripps in 2015. Adam is also an active angel investor and advisor.

"Rajiv is a naturally skilled entrepreneur and Tripmix is an exciting application of the best aspects of AI innovation and human curation in the travel space."

Team

Team



Rajiv Chopra Chief Creator • Founder • The Dreamer

• 2x Founder • Successfully sold last SaaS fintech startup • Pioneered the first AI & low-code travel creator app • Early investor in AI document process automation, now a $70M Series B company • Adventure traveler with experiences in 35+ countries



Juan Carlos Head of Product • Co-Founder • Chief Traveling Officer

• Contributed to scaling Relive (leading lifestyle app | 20M+ users) • Growth-oriented • Self-taught Product Design & full-stack no-code developer • Passionate about the world, innovation and languages • Full-time traveler



Toby Oliver Fractional Head of AI & Tech • Founding Member • AI Whiz

• Founder of mobile no-code development platform (Bravo Studio) • Former CTO and inventor of patent pending tech at Path Intelligence • Former CTO of Typeform • IEE scholar and Chartered Engineer



Jon Bloodworth Head of Business • Founding Member • El Peregrino

• Seasoned startup operations specialist • Global business/legal acumen • Successfully arbitrated before WIPO in Geneva • Member CA State Bar • Walked 1,110KM over 56 days on the Camino de Santiago

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Be a Tripmixer: Revolutionizing travel shopping through creator-led experiences in the $500B creator economy

Tripmix is building a new AI-powered social travel marketplace where creators and experience providers can launch personalized travel shops to curate, collaborate and sell hosted

tours, IRL experiences, and digital guides directly to their audience — built like Shopify, designed for the creator economy.

Creators are the new storefronts of travel. They shape where we go and what we do, yet most lack direct ways to monetize their content through shoppable experiences their audiences can actually book or buy. Stuck in algorithm-driven platforms and generic creator tools, they're looking for a better way to earn, grow, and bring their travel stories to life offline.

We've been there. We've felt the pain firsthand. That's why we created Tripmix—a no-BS, all-in-one travel shop built for creators. We're here to put the power (and the money) back in their hands so you can make a living doing what they love most: traveling.


Growing number of people say travel content creators influence their buying decisions
A third
of all Gen Z choose a destination they saw on social media
One in four
of young travelers make a travel purchase linked to creators recommendation
$42B to $83B online travel spend
influenced by travel creators
Sources: WTTC, Statista, Phocuswright, Influencer Marketing Hub

While our beachhead is micro creators and indie tour operators curating digital guides and hosting trips, the vision goes further — connecting a global ecosystem of creators, boutique operators, and travel brands to design, sell, and share experiences, from local adventures to large-scale collaborations with hotels and airlines. Tripmix aims to make every part of travel shoppable, personal, and creator-powered.

Our early traction shows growing demand from both sides of the marketplace: creators eager to host and sell experiences, and independent tour operators seeking new, authentic distribution channels.

Shaking up the online travel space isn't easy, but we are not here to play it safe. If you love our story *and* believe in redefining how the world shops for and experiences travel, join us and be part of this exciting community round!

Welcome to the mega trend of social commerce

The trend we can all see- an exploding **social commerce marketplace (global $1.64T in 2024)** driven by creators. It's revolutionizing the way we shop. "In-app" shopping and "shop now" links are blurring the lines between social media and e-commerce.

Fashion, beauty and home goods have led the way for social

commerce due to visual appeal and ease of digital representation. Education and hobby-focused creators have also found major success in selling digital downloads in dedicated online stores like Stan Store and Gumroad.


MARKET VALIDATION
Linktree.com
40 Million creators
creators using link-in-bio to sell paid digital content
Substack, Patreon, Stan Store, Gumroad
35 Million+ creators
creators selling digital products - ebooks, courses, travel videos trip guides, writers, podcasters etc..

Travel is next for Social Commerce - The social commerce contribution to travel is growing rapidly. *A* 1-3% shift of online travel spending to creator-driven purchases would translate to a multi-billion dollar market.


$1.2T
Social Commerce
TRIPMIX
$450B
Online Travel
Source: Accenture Research 2021
Source: Phocuswright 2023
Tripmix is targeting the intersection of two multi-billion dollar markets and creating a new Social Travel Marketplace driven by 50M-200M+ creators worldwide

This trend is gaining traction for 3 primary reasons:

1. **Increased willingness to pay**: Audiences are growing accustomed to paying for high-value, curated digital content as they perceive it as a time-saver and a trusted resource from creators they follow and admire.
2. **Selling digital products**: an interactive, actionable format with the same visual appeal as fashion and beauty products, can improve immediacy of purchase , generate steady income for creators and with less *upkeep. For Example: a travel post on social media about a 5-day-Bali-Itinerary can*

turn into a shoppable and bookable interactive itinerary.

3. **Make Money while traveling -** more people want to earn while traveling. This represents a major lifestyle trend, particularly among Millennials and Gen Z travelers.

The unrealized opportunity is to *connect travel creators directly with their community* where personalized travel content can be efficiently bought and sold.

Earning from travel is hard

70% of travel creators earn < $1,000/year

Because...

- **Time, energy and money** creators must invest in developing compelling travel content for sale. An average creator (10k-50K followers) spends on an average **25-45hrs/week on content creation**, **3-4 months traveling** and **spends $20K to $50K** annually for their trips. It's high effort for even "passive income" potential.
- **Online travel marketplace** lacks tools for 1-to-many interactions that creators need to build their brand, community and business. Social platforms are tools that promote **content consumption**, not **content creation.**
- **Discovery overload** overwhelms users and creators as *social feeds & search engines prioritize* ***algorithm-based discovery.*** *Creators are constantly trying to adapt to changing algorithms* and have no real control over their content's functionality. There is always a "gatekeeper" between the creator and their audience.
- **No easy way exists** for creators to **directly monetize** their audience. Accurate attribution and tracking through existing platforms is not reliable. Beyond basic ads and affiliate links, there is not much control in pricing or income diversification.


14-28 hrs each itinerary or guide
Itineraries and guides are the most time-intensive content types
$20K-$50K/Year
on trip costs
Mix of self-funded and partially sponsored trips (rare for micro-creators)
75% of creators want to diversify their work & income stream..but are limited by current platforms
80 - 300 Hrs of Planning
+
travel days
DIY planning + travel time impacts creation and promotion while on the move

Source: 1.Linktree Creator Report 2022 and 2. Tripmix organic research (various sources)

A new way to make money while traveling

Tripmix is reinventing how people **discover and shop for experiences** around the world by **enabling travel creators** to effortlessly **create, share, and earn** from their travel content and audience.

Tripmix is positioning as an essential app for **micro-travel creators (with < 10K followers)** who lack tools or streamlined ways to earn income from their work.



An AI-powered social travel marketplace where any creator can
Create shoppable trips with a simple text prompt in minutes
Build community to share and connect directly with their audience
Make money selling digital travel content or trips in IRL
Travel creator
Traveler/Audience
TRIPMIX
Independent travel brands

We bring **unique value** to these creators by focusing on:

- **Ease of Use:** Using AI to create digital travel products (interactive itineraries, guides, maps) with less data from just about anywhere (text, image, photos, files, travel blogs etc..)
- **Simplified Monetization:** all-in-one travel shop to sell itineraries, guides or host trips without needing technical skills.
- **High Revenue Potential:** Support for affiliate partnerships and direct booking options to diversify income streams.

TRIPMIX = AI Trip Creation + Direct Monetization + Creator Driven Community

Inside Tripmix, the first AI-powered All-in-One Travel Shop

The app is a social travel marketplace and commerce platform,

dedicated to the travel-focused creator, where you can:


Discover
and Shop trips
Create
with AI
Customize
Edit & Remix
Travel
on the go
Share
anywhere
Sell
your trips
Earn
from content

...and most importantly it builds a community + an economic engine for creators, travelers and small travel brands

- **For Creators:** Tripmix diversifies their revenue opportunities with less dependency on traditional sporadic income streams
- **For Travelers:** It offers authentic, affordable experiences curated by passionate locals and creators that they can interact with and personalize or even co-create with their favorite creator
- **For Small Travel Businesses:** Increases visibility, add-on revenue through creator-led experiences and guest bookings

We have a simple business model

Tripmix monetizes through a hybrid of subscriptions and transaction fees, designed to scale with creator success. Our **freemium** model lets creators start earning immediately at no cost, providing risk-free access to powerful tools to grow their audience and monetize content at their own pace.

Our **$18/month Tripmix+ plan** is priced competitively with creator tools like Linktree and Beacons to lower friction and drive early adoption, while a future **$28/month Pro tier** unlocks premium features to expand ARPU. On free plans, Tripmix earns **7–12.5% take rates**, while Tripmix+ lowers fees to **4.5–6.5%** and adds recurring SaaS revenue. This model balances accessibility with scalable monetization — ensuring Tripmix grows as creators grow, with clear upside from power users and expansion into adjacent markets.

Creators Keep the Lion's Shares of the Their Sales


Payment Fees


~4%
Tripmix Share
5 to 10%
~ 86% to 90%
Creator Share

Note: The creators share reflected above is net Apple and Google platform fees, where applicable


Free
for everyone
$0/month
Tripmix+
for power travel creators
$18/month

Win-Win Synergy: Creators gain a low-barrier path to monetize and scale their audience, while Tripmix captures value as they succeed. Each active creator strengthens our community and fuels the growth flywheel, **making Tripmix increasingly essential in their daily lives.** In the early phase, we're prioritizing adoption and retention over near-term revenue — building a strong foundation for scalable, long-term growth.

> *"Subscription businesses grow really slowly, until they grow really quickly. Building a community and subscriber base go hand in hand and often compete"* **Mike Horvath, Co-Founder of Strava**

So what's the market?


$ 500B+
2030 TAM
Market Opportunity
$24.1B
TAM
$2.9B
SAM
$29M
SOM
~$15K
Near-Term (6-12 months)
$ 197B
2024 TAM

Tripmix sits at the intersection of travel content creation and social commerce, unlocking a **$24B+ annual market of 20M+ travel-focused creators worldwide**, within a broader and growing global base of 200M+ creators.

Our **serviceable market today** is **~$2.9B**, with a near-term obtainable share of ~$29M based on applying realistic adoption filters - 20% of creators selling Guides, 15% earning Affiliate commissions, and 10% hosting IRL Trips. Hosted Trips drive the highest GMV, subscriptions stabilize recurring revenue, and Affiliate could become a key contributor as content converts to bookings - a disciplined path that reflects the traction we expect from our initial users.

Even onboarding just **125 early creators** (our modeled midpoint), the platform produces roughly ~$15K in near term annualized revenue — demonstrating *meaningful traction without needing thousands of users.* At **$18/month Tripmix+** subscription revenue compounds transaction revenue and stabilizes the base - highlighting the leverage in our hybrid subscription + take-rate model.

With future expansion into tour operators, independent hotels, travel publishers, wellness/retreat hosts, airline crews, and food creators, Tripmix can materially expand both GMV throughput and take-rate surface area positioning itself as the category-defining platform for creator-led travel experiences.

The financials above are projections only. Forward-looking projections cannot be guaranteed.

Market Data Source (s): Sources: We have used various sources related to Creator Economy and Social Commerce to extrapolate specifically as it relates to Travel creators. Our primary sources are: 1. Social Commerce is a $1T Market: Accenture Report 2022; 2.Linktree Creator Report 2022 3. Linktree Creator Report 2023 4. Linktree Creator Report 2024; 5. Phocuswright August 2023: Influencers are the New Travel Agents Report 6. Forbes Social Commerce is a $1T Market Report 2022

How we reach our audience and grow our user base.

We launched Tripmix Travel Shop Q1:2025, as planned and already building excitement within our community. Within weeks we hit our first monetization with marketplace booking, resulting from bringing on new creator-operators. We have started to experiment with 2 channels and already seeing success. Which channels will become primary, we will know over the course of next year.



Go To Market - Channel Opportunities
Creator/Influencer Collabs:
With micro-creators to
Creator Communities:
Participate in travel creator-


promote & create content
combined with our app
focussed communities.
Ambassador & referral programs
Social Media Marketing:
Ad campaigns, Giveaways &
contests and Tripmix
educational content
Travel Brand & Tool
Partnerships Bespoke trips for
hotel guests. Experience providers
can list shoppable experiences /
itineraries. Affiliate marketing

We are hitting our milestones...

In January, we laid out our 2025 roadmap. Seven months in, we've checked off the biggest milestones.

Travel Shop launched, first trip bookings in weeks, 8 active creator shops, exclusive tours — all with $0 CAC and a 4.6+ rated app.


Summer '25
Retreat creator & tour operator onboarding
May '25
First Monetization < 45 days of Travel Shop launch
Apr '25
Travel Shop launch + Affiliate Wallet
Feb '25
Exclusive hotel partner promo collab
Late '24
Seeded Atomic Network (Creators & Operators)
June '24
App launch
Early Network Build
8 Travel Shops set up → 3 retreat creators, 2 indie tour operators, 3 emerging creators
~3 products per shop on average (tours, itineraries, digital guides)
Diverse offerings: wellness retreats, multi-day adventures, immersive local experiences
Early love
4.6+ Appstore Rating
700+ organic downloads (+30/month), $0 CAC
Early purchases confirming demand
Tripmix is a must have for travel creators & operators. Create, travel and earn - all-in-one place
Migma - Dekho Darjeeling, Tour Creator-Operator

Our growth flywheel

At the heart of Tripmix is a powerful growth loop fueled by creators and their audiences:


The Tripmix Creator (seller) and Traveler (buyer) synergy is our growth flywheel
More creators
Growth
More travelers
Larger audience

1. **Creators Engage Their Audience:** Creators use Tripmix to share or sell travel content to their audience.
2. **Audience Becomes Travelers:** Audiences sign up to browse, interact, or purchase, becoming active shoppers.
3. **Travelers Turn into Creators:** Some Travelers start selling their own content, joining as creators.

By aligning the motivations of both creators and travelers, Tripmix creates a **self-sustaining ecosystem of engagement, commerce, and growth.**

How we win

Tripmix is uniquely designed to empower travel creators by addressing gaps left by competitors and general-purpose creator platforms.

Purpose-Built for Travel Creators: Unlike general digital content-selling platforms like Gumroad and Stanstore, Tripmix offers tailored tools such as interactive itinerary creation, AI-powered trip personalization, and diverse monetization options, including booking and affiliate integrations—all specifically designed for the travel niche.

Built-In Marketplace with High-Intent Travelers: Tripmix connects creators directly with an engaged audience actively seeking actionable travel content, such as IRL trips, itineraries and digital guides. This marketplace enhances discoverability and conversions by connecting creators and experience providers with travelers ready to purchase, while reducing reliance on social media algorithms that often prioritize viral content over practical, purchase-ready offerings.


Mobile First
for AI multi-modal trip creation app
Easy & Effortless
Create interactive digital trips and related content in minutes with a simple text prompt
Community
Comments, Saves, Shareable Links connect you and your subscribers directly. You are not creating in a void
"Low-Code Platform"
means efficient development and accelerated releases
TRIPMIX™
Design & Brand
descriptive and memorable name. first launch at iconic Figma design conference - CONFIG 2024
Direct Monetization
opportunity to earn while traveling and online

We have the right team to make it happen

Built with love in San Francisco and Barcelona by an

International team of travel-obsessed group of founders, serial entrepreneurs, designers, low-code engineers and digital nomads of all ages.

Together, we have extraordinary experience in building scalable consumer & subscription businesses with backgrounds in both fast growing startups and established market leaders like Relive, Typeform, Docusign, Tiktok and RevStream


The Product Genius
Juan Carlos
Chief Travel Officer & Co-founder
The Social Marketer
Lorena Seco
Marketing & Community Manager
The Visual Designer
Kristin Ly
UX + Visual Designer
The Dreamer
Rajiv Chopra ("RC")
Chief Creator & Founder
The AI Wizard
Toby Oliver
Technology Leader
The Business Guy
Jon Bloodworth
Growth

The Tripmix journey

From soft launch in 2024 to achieving product-market fit in 2025.


Summer 2024
LAUNCH
Tripmix 1.0 on Appstore
Winter 2024
GROW
-Travel Shop (Social Commerce)
-Paid Subscription
-Android Version
-Build creator partnerships
Spring-Summer 2025
PRODUCT-MARKET FIT
-Acquire first 1000 users
-Enable In-App Bookings
• Affiliates Integration

Our mission

Should you choose to accept it!


We help people turn their love for travel and content creation into **income**, as they grow **from creators** into successful **travel entrepreneurs.**



Invest in Tripmix - Building Together!

We create, we build, and we travel—it's who we are and what we love. Our previous startup, which we successfully built and sold without outside capital, was shaped alongside our customers. That same philosophy drives us today. We are serious about building Tripmix with a collective of travel enthusiasts and creators. By participating in our community round, you become more than an investor—you become a co-creator of a platform designed to empower creators to turn their passion for travel into thriving businesses.

Crowdfunding opens doors that were once closed. Community rounds like this, made possible by platforms like **Wefunder**, now allow non-accredited investors to participate—breaking down barriers long dominated by Silicon Valley venture capital firms. This transparency and accessibility create a historic opportunity for startups and supporters alike.

While investments carry risks, especially in dynamic markets, Tripmix is committed to building a platform that supports creators, transforms travel content creation and enables them to monetize their work. But we are still in the early stages of demonstrating the full potential of our model. If you share our vision of a creator-led future for travel, we'd love to have you join us as we grow.


TRIPMIX™
Invest in Tripmix, become a creator, and start selling today!
Download on the
App Store

Note: We are the first to our knowledge to build a new AI-powered social travel marketplace and travel shop app, dedicated to travel creators

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FAQ

Q. Must I be an "accredited investor" invest?

No. Wefunder allows you to invest without being an accredited investor. Simply signup and invest. Some helpful resources:

Getting Started for Investors

Q. What is the minimum/maximum amount I can legally invest in this community round?

The minimum for this round is $250. For maximum limits, you can enter your net income and net worth under "investor limits" **here** (create and log into Wefunder account)

Q. Can I invest if I do not reside in the United States? Yes, international individuals 18 years or older may invest. Current exceptions are located **here**

Q. What do investors receive in exchange for an investment in a Simple Agreement for Future Equity ("SAFE") round of financing for a startup company?

In a SAFE financing, an investor receives the right to convert their investment into equity shares in the company at a future funding round (called a "Priced Round"), typically at a discount to the per share price of that future round. The discounted share price is the reward for being an early investor in the startup. More info on SAFE's **here**

Q. What fees do investors pay?

Investors pay a transaction fee based on the payment method used to fund their investment account. Fees range from 2% - 5.5%. Please refer to fee details **here**

Fees are one-time and not recurring.

Q. Where can I ask a question?

You can ask any question related to this funding round on the "Ask A Question" section on this page.